SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 1, 2022

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Second Quarter Ended September 30, 2022 And Outlook for the Fiscal Year Ending March 31, 2023

Quarterly Financial Statements
for the Second Quarter Ended September 30, 2022
And
Outlook for the Fiscal Year Ending March 31, 2023

November 1, 2022
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended September 30)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended September 30)	F-4
Condensed Consolidated Statements of Income (Six months ended September 30)	F-5
Condensed Consolidated Statements of Comprehensive Income (Six months ended September 30)	F-6
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Six months ended September 30)	F-7
Condensed Consolidated Statements of Cash Flows (Six months ended September 30)	F-8
Notes to Condensed Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20

Outlook for the Fiscal Year Ending March 31, 2023	1

Cautionary Statement	4

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2022	September 30, 2022	Change from March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,209,752	(839,884)
Investments and advances in the Financial Services segment	360,673	333,187	(27,486)
Trade and other receivables, and contract assets	1,628,521	1,940,402	311,881
Inventories	874,007	1,416,367	542,360
Other financial assets	149,301	166,440	17,139
Other current assets	473,070	566,885	93,815
Total current assets	5,535,208	5,633,033	97,825
Non-current assets:
Investments accounted for using the equity method	268,513	316,518	48,005
Investments and advances in the Financial Services segment	18,445,088	17,922,231	(522,857)
Property, plant and equipment	1,113,213	1,258,705	145,492
Right-of-use assets	413,430	450,793	37,363
Goodwill	952,895	1,335,429	382,534
Content assets	1,342,046	1,629,636	287,590
Other intangible assets	450,103	561,708	111,605
Deferred insurance acquisition costs	676,526	696,238	19,712
Deferred tax assets	298,589	352,481	53,892
Other financial assets	696,306	909,486	213,180
Other non-current assets	289,050	309,744	20,694
Total non-current assets	24,945,759	25,742,969	797,210
Total assets	30,480,967	31,376,002	895,035
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)
	Yen in millions
	March 31, 2022	September 30, 2022	Change from March 31, 2022
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	2,144,206	167,653
Current portion of long-term debt	171,409	205,600	34,191
Trade and other payables	1,843,242	2,238,168	394,926
Deposits from customers in the banking business	2,886,361	3,015,117	128,756
Income taxes payables	106,092	190,692	84,600
Participation and residual liabilities in the Pictures segment	190,162	234,838	44,676
Other financial liabilities	97,843	121,018	23,175
Other current liabilities	1,488,488	1,556,118	67,630
Total current liabilities	8,760,150	9,705,757	945,607
Non-current liabilities:
Long-term debt	1,203,646	1,291,603	87,957
Defined benefit liabilities	254,548	253,402	(1,146)
Deferred tax liabilities	696,492	328,829	(367,663)
Future insurance policy benefits and other	7,039,034	7,322,317	283,283
Policyholders’ account in the life insurance business	4,791,295	4,807,408	16,113
Participation and residual liabilities in the Pictures segment	220,113	239,400	19,287
Other financial liabilities	211,959	351,798	139,839
Other non-current liabilities	106,481	125,119	18,638
Total non-current liabilities	14,523,568	14,719,876	196,308
Total liabilities	23,283,718	24,425,633	1,141,915
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	–
Additional paid-in capital	1,461,053	1,456,437	(4,616)
Retained earnings	3,760,763	4,185,731	424,968
Accumulated other comprehensive income	1,222,332	551,445	(670,887)
Treasury stock, at cost	(180,042)	(183,976)	(3,934)
Equity attributable to Sony Group Corporation’s stockholders	7,144,471	6,890,002	(254,469)
Noncontrolling interests	52,778	60,367	7,589
Total equity	7,197,249	6,950,369	(246,880)
Total liabilities and equity	30,480,967	31,376,002	895,035

Condensed Consolidated Statements of Income

	Yen in millions
	Three months ended September 30
	2021	2022	Change
Sales and financial services revenue:
Sales	2,003,203	2,451,043	447,840
Financial services revenue	366,162	300,836	(65,326)
Total sales and financial services revenue	2,369,365	2,751,879	382,514
Costs and expenses:
Cost of sales	1,365,095	1,688,286	323,191
Selling, general and administrative	369,908	482,457	112,549
Financial services expenses	323,010	251,093	(71,917)
Other operating (income) expense, net	1,214	(8,069)	(9,283)
Total costs and expenses	2,059,227	2,413,767	354,540
Share of profit (loss) of investments accounted for using the equity method	8,321	5,930	(2,391)
Operating income	318,459	344,042	25,583
Financial income	4,812	18,594	13,782
Financial expenses	40,172	16,880	(23,292)
Income before income taxes	283,099	345,756	62,657
Income taxes	68,703	78,085	9,382
Net income	214,396	267,671	53,275

Net income attributable to
Sony Group Corporation’s stockholders	213,106	263,963	50,857
Noncontrolling interests	1,290	3,708	2,418

	Yen
	Three months ended September 30
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	171.85	213.43	41.58
- Diluted	170.26	212.29	42.03

Condensed Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30
	2021	2022	Change
Net income	214,396	267,671	53,275
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(56,779)	(13,390)	43,389
Remeasurement of defined benefit pension plans	(55)	(87)	(32)
Share of other comprehensive income of investments accounted for using the equity method	(40)	64	104
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	7,537	(393,219)	(400,756)
Cash flow hedges	1,125	8,708	7,583
Insurance contract valuation adjustments	(149)	418	567
Exchange differences on translating foreign operations	7,447	116,651	109,204
Share of other comprehensive income of investments accounted for using the equity method	48	1,762	1,714
Total other comprehensive income, net of tax	(40,866)	(279,093)	(238,227)
Comprehensive income	173,530	(11,422)	(184,952)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	172,651	(16,364)	(189,015)
Noncontrolling interests	879	4,942	4,063

Condensed Consolidated Statements of Income

	Yen in millions
	Six months ended September 30
	2021	2022	Change
Sales and financial services revenue:
Sales	3,847,916	4,467,080	619,164
Financial services revenue	778,292	596,293	(181,999)
Total sales and financial services revenue	4,626,208	5,063,373	437,165
Costs and expenses:
Cost of sales	2,613,868	3,079,953	466,085
Selling, general and administrative	715,210	889,223	174,013
Financial services expenses	711,079	465,193	(245,886)
Other operating (income) expense, net	113	(10,794)	(10,907)
Total costs and expenses	4,040,270	4,423,575	383,305
Share of profit (loss) of investments accounted for using the equity method	12,589	11,207	(1,382)
Operating income	598,527	651,005	52,478
Financial income	10,027	31,457	21,430
Financial expenses	42,245	45,330	3,085
Income before income taxes	566,309	637,132	70,823
Income taxes	138,798	151,155	12,357
Net income	427,511	485,977	58,466

Net income attributable to
Sony Group Corporation’s stockholders	424,935	482,159	57,224
Noncontrolling interests	2,576	3,818	1,242

	Yen
	Six months ended September 30
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	342.80	389.90	47.10
- Diluted	339.45	387.46	48.01

Condensed Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30
	2021	2022	Change
Net income	427,511	485,977	58,466
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(30,409)	(15,508)	14,901
Remeasurement of defined benefit pension plans	(1,752)	29	1,781
Share of other comprehensive income of investments accounted for using the equity method	(54)	272	326
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	42,531	(1,027,712)	(1,070,243)
Cash flow hedges	927	7,591	6,664
Insurance contract valuation adjustments	136	939	803
Exchange differences on translating foreign operations	14,631	363,984	349,353
Share of other comprehensive income of investments accounted for using the equity method	17	4,441	4,424
Total other comprehensive income, net of tax	26,027	(665,964)	(691,991)
Comprehensive income	453,538	(179,987)	(633,525)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	451,000	(188,478)	(639,478)
Noncontrolling interests	2,538	8,491	5,953

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			424,935			424,935	2,576	427,511
Other comprehensive income, net of tax				26,065		26,065	(38)	26,027
Total comprehensive income			424,935	26,065		451,000	2,538	453,538
Transfer to retained earnings			6,808	(6,808)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights			(162)		4,095	3,933		3,933
Conversion of convertible bonds		(2,037)	(160)		12,292	10,095		10,095
Stock-based compensation		2,639				2,639		2,639
Dividends declared			(37,177)			(37,177)	(2,632)	(39,809)
Purchase of treasury stock					(21,496)	(21,496)		(21,496)
Reissuance of treasury stock		1,542			1,746	3,288		3,288
Transactions with noncontrolling interests shareholders and other		(18,619)				(18,619)	3,580	(15,039)
Balance at September 30, 2021	880,214	1,473,122	3,308,747	1,539,514	(127,591)	7,074,006	47,482	7,121,488

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income			482,159			482,159	3,818	485,977
Other comprehensive income, net of tax				(670,637)		(670,637)	4,673	(665,964)
Total comprehensive income			482,159	(670,637)		(188,478)	8,491	(179,987)
Transfer to retained earnings			250	(250)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(2)	(288)		2,763	2,473		2,473
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		4,890				4,890		4,890
Dividends declared			(43,295)			(43,295)	(4,555)	(47,850)
Purchase of treasury stock					(52,080)	(52,080)		(52,080)
Reissuance of treasury stock		1,231			2,390	3,621		3,621
Transactions with noncontrolling interests shareholders and other		(8,147)				(8,147)	3,653	(4,494)
Balance at September 30, 2022	880,365	1,456,437	4,185,731	551,445	(183,976)	6,890,002	60,367	6,950,369

Condensed Consolidated Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	2021	2022
Cash flows from operating activities:
Income before income taxes	566,309	637,132
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	383,914	487,613
Amortization of deferred insurance acquisition costs	34,257	54,972
Other operating (income) expense, net	113	(10,794)
Loss on securities, net (other than Financial Services segment)	23,555	27,994
Share of profit of investments accounted for using the equity method, net of dividends	(5,283)	(5,205)
Change in future insurance policy benefits and other	217,622	312,044
Change in policyholders’ account in the life insurance business, less cash impact	172,201	(129,948)
Net cash impact of policyholders’ account in the life insurance business	38,146	145,590
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(130,057)	(142,011)
Increase in inventories	(207,104)	(470,440)
Increase in investments and advances in the Financial Services segment	(703,887)	(888,894)
Increase in content assets	(252,055)	(314,856)
Increase in deferred insurance acquisition costs	(54,222)	(70,096)
Increase in trade payables	91,232	133,989
Increase in deposits from customers in the banking business	118,707	141,028
Increase in borrowings in the life insurance business and the banking business	257,118	32,962
Decrease in taxes payable other than income taxes, net	(31,035)	(68,811)
(Increase) decrease in other financial assets and other current assets	9,063	(19,041)
Decrease in other financial liabilities and other current liabilities	(115,800)	(13,438)
Income taxes paid	(95,371)	(69,292)
Other	(465)	(153,754)
Net cash provided by (used in) operating activities	316,958	(383,256)
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Six months ended September 30
	2021	2022
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(230,317)	(229,105)
Proceeds from sales of property, plant and equipment and other intangible assets	3,007	6,401
Payments for investments and advances (other than Financial Services segment)	(37,385)	(169,582)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	20,348	8,301
Payments for purchases of businesses	(214,726)	(242,479)
Proceeds from sales of businesses	6,391	–
Other	5,130	(13,208)
Net cash used in investing activities	(447,552)	(639,672)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(245)	131,190
Proceeds from issuance of long-term debt	13,306	90,490
Payments of long-term debt	(137,402)	(69,389)
Dividends paid	(37,148)	(43,236)
Payments for purchases of treasury stock	(21,496)	(52,080)
Other	(4,140)	(618)
Net cash provided by (used in) financing activities	(187,125)	56,357
Effect of exchange rate changes on cash and cash equivalents	4,520	126,687
Net decrease in cash and cash equivalents	(313,199)	(839,884)
Cash and cash equivalents at beginning of the fiscal year	1,786,982	2,049,636
Cash and cash equivalents at end of the period	1,473,783	1,209,752

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Three months ended September 30
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	628,536	702,718	74,182
Intersegment	16,903	18,017	1,114
Total	645,439	720,735	75,296
Music -
Customers	268,543	356,928	88,385
Intersegment	3,067	2,391	(676)
Total	271,610	359,319	87,709
Pictures -
Customers	260,554	335,580	75,026
Intersegment	152	1,888	1,736
Total	260,706	337,468	76,762
Entertainment, Technology & Services -
Customers	567,905	666,732	98,827
Intersegment	14,014	10,313	(3,701)
Total	581,919	677,045	95,126
Imaging & Sensing Solutions -
Customers	254,159	369,580	115,421
Intersegment	24,104	28,786	4,682
Total	278,263	398,366	120,103
Financial Services -
Customers	366,162	300,836	(65,326)
Intersegment	2,253	3,642	1,389
Total	368,415	304,478	(63,937)
All Other -
Customers	21,074	17,643	(3,431)
Intersegment	3,387	3,089	(298)
Total	24,461	20,732	(3,729)
Corporate and elimination	(61,448)	(66,264)	(4,816)
Consolidated total	2,369,365	2,751,879	382,514

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended September 30
	2021	2022	Change
Operating income (loss):
Game & Network Services	82,679	42,132	(40,547)
Music	50,586	78,733	28,147
Pictures	31,629	27,620	(4,009)
Entertainment, Technology & Services	72,711	77,840	5,129
Imaging & Sensing Solutions	49,725	73,987	24,262
Financial Services	43,053	54,628	11,575
All Other	8,618	4,848	(3,770)
Total	339,001	359,788	20,787
Corporate and elimination	(20,542)	(15,746)	4,796
Consolidated operating income	318,459	344,042	25,583

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former Electronics Products & Solutions (“EP&S”) segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Six months ended September 30
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,230,694	1,291,179	60,485
Intersegment	30,555	33,672	3,117
Total	1,261,249	1,324,851	63,602
Music -
Customers	520,765	662,281	141,516
Intersegment	5,718	5,108	(610)
Total	526,483	667,389	140,906
Pictures -
Customers	464,932	676,827	211,895
Intersegment	510	2,018	1,508
Total	465,442	678,845	213,403
Entertainment, Technology & Services -
Customers	1,134,424	1,210,638	76,214
Intersegment	23,763	18,717	(5,046)
Total	1,158,187	1,229,355	71,168
Imaging & Sensing Solutions -
Customers	452,044	588,803	136,759
Intersegment	44,276	47,405	3,129
Total	496,320	636,208	139,888
Financial Services -
Customers	778,292	596,293	(181,999)
Intersegment	4,508	5,941	1,433
Total	782,800	602,234	(180,566)
All Other -
Customers	39,291	33,200	(6,091)
Intersegment	7,156	6,866	(290)
Total	46,447	40,066	(6,381)
Corporate and elimination	(110,720)	(115,575)	(4,855)
Consolidated total	4,626,208	5,063,373	437,165

　　G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Six months ended September 30
	2021	2022	Change
Operating income (loss):
Game & Network Services	165,938	94,894	(71,044)
Music	105,966	139,706	33,740
Pictures	56,983	78,275	21,292
Entertainment, Technology & Services	144,462	131,408	(13,054)
Imaging & Sensing Solutions	80,204	95,676	15,472
Financial Services	67,066	135,934	68,868
All Other	12,772	7,713	(5,059)
Total	633,391	683,606	50,215
Corporate and elimination	(34,864)	(32,601)	2,263
Consolidated operating income	598,527	651,005	52,478

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former EP&S segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended September 30
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	314,858	332,859	18,001
Network Services	100,445	117,006	16,561
Hardware and Others	213,233	252,853	39,620
Total	628,536	702,718	74,182
Music
Recorded Music - Streaming	113,296	151,930	38,634
Recorded Music - Others	43,004	72,030	29,026
Music Publishing	47,310	73,489	26,179
Visual Media and Platform	64,933	59,479	(5,454)
Total	268,543	356,928	88,385
Pictures
Motion Pictures	97,089	123,791	26,702
Television Productions	86,998	114,586	27,588
Media Networks	76,467	97,203	20,736
Total	260,554	335,580	75,026
Entertainment, Technology & Services
Televisions	207,179	226,751	19,572
Audio and Video	75,267	99,887	24,620
Still and Video Cameras	104,972	147,862	42,890
Mobile Communications	99,102	93,227	(5,875)
Other	81,385	99,005	17,620
Total	567,905	666,732	98,827
Imaging & Sensing Solutions	254,159	369,580	115,421
Financial Services	366,162	300,836	(65,326)
All Other	21,074	17,643	(3,431)
Corporate	2,432	1,862	(570)
Consolidated total	2,369,365	2,751,879	382,514

	Yen in millions
	Six months ended September 30
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	635,294	618,704	(16,590)
Network Services	202,431	223,529	21,098
Hardware and Others	392,969	448,946	55,977
Total	1,230,694	1,291,179	60,485
Music
Recorded Music - Streaming	222,405	291,041	68,636
Recorded Music - Others	85,784	132,486	46,702
Music Publishing	94,442	136,546	42,104
Visual Media and Platform	118,134	102,208	(15,926)
Total	520,765	662,281	141,516
Pictures
Motion Pictures	176,592	246,916	70,324
Television Productions	148,286	253,747	105,461
Media Networks	140,054	176,164	36,110
Total	464,932	676,827	211,895
Entertainment, Technology & Services
Televisions	428,200	368,544	(59,656)
Audio and Video	148,356	190,947	42,591
Still and Video Cameras	221,382	287,565	66,183
Mobile Communications	180,515	192,257	11,742
Other	155,971	171,325	15,354
Total	1,134,424	1,210,638	76,214
Imaging & Sensing Solutions	452,044	588,803	136,759
Financial Services	778,292	596,293	(181,999)
All Other	39,291	33,200	(6,091)
Corporate	5,766	4,152	(1,614)
Consolidated total	4,626,208	5,063,373	437,165

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2022	September 30, 2022	March 31, 2022	September 30, 2022	March 31, 2022	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥551,192	¥1,160,496	¥658,560	¥2,049,636	¥1,209,752
Investments and advances in the Financial Services segment	360,673	333,187	–	–	360,673	333,187
Trade and other receivables, and contract assets	169,929	122,846	1,478,620	1,838,541	1,628,521	1,940,402
Inventories	–	–	874,007	1,416,367	874,007	1,416,367
Other financial assets	81,174	72,424	68,124	94,015	149,301	166,440
Other current assets	72,441	57,507	450,953	537,341	473,070	566,885
Total current assets	1,573,357	1,137,156	4,032,200	4,544,824	5,535,208	5,633,033
Non-current assets:
Investments accounted for using the equity method	–	–	268,513	316,518	268,513	316,518
Investments and advances in the Financial Services segment	18,445,088	17,922,231	–	–	18,445,088	17,922,231
Investments in Financial Services, at cost	–	–	550,483	550,483	–	–
Property, plant and equipment	18,010	15,803	1,095,241	1,242,573	1,113,213	1,258,705
Right-of-use assets	73,774	81,021	339,658	370,155	413,430	450,793
Goodwill and intangible assets, including content assets	72,578	72,892	2,672,466	3,453,881	2,745,044	3,526,773
Deferred insurance acquisition costs	676,526	696,238	–	–	676,526	696,238
Deferred tax assets	–	–	332,330	379,172	298,589	352,481
Other financial assets	37,037	51,020	663,233	862,632	696,306	909,486
Other non-current assets	77,657	76,411	284,834	305,525	289,050	309,744
Total non-current assets	19,400,670	18,915,616	6,206,758	7,480,939	24,945,759	25,742,969
Total assets	¥20,974,027	¥20,052,772	¥10,238,958	¥12,025,763	¥30,480,967	¥31,376,002

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥2,040,389	¥183,187	¥309,417	¥2,147,962	¥2,349,806
Trade and other payables	118,921	62,155	1,744,011	2,196,704	1,843,242	2,238,168
Deposits from customers in the banking business	2,886,361	3,015,117	–	–	2,886,361	3,015,117
Income taxes payables	4,444	6,324	101,648	184,368	106,092	190,692
Participation and residual liabilities in the Pictures segment	–	–	190,162	234,838	190,162	234,838
Other financial liabilities	68,793	62,733	29,050	58,285	97,843	121,018
Other current liabilities	242,937	253,233	1,296,205	1,331,239	1,488,488	1,556,118
Total current liabilities	5,286,232	5,439,951	3,544,263	4,314,851	8,760,150	9,705,757
Non-current liabilities:
Long-term debt	470,498	443,649	733,148	847,954	1,203,646	1,291,603
Defined benefit liabilities	37,167	37,971	217,381	215,431	254,548	253,402
Deferred tax liabilities	634,576	242,870	110,715	127,470	696,492	328,829
Future insurance policy benefits and other	7,039,034	7,322,317	–	–	7,039,034	7,322,317
Policyholders’ account in the life insurance business	4,791,295	4,807,408	–	–	4,791,295	4,807,408
Participation and residual liabilities in the Pictures segment	–	–	220,113	239,400	220,113	239,400
Other financial liabilities	128,208	141,304	86,391	213,232	211,959	351,798
Other non-current liabilities	5,864	6,507	121,558	139,220	106,481	125,119
Total non-current liabilities	13,106,642	13,002,026	1,489,306	1,782,707	14,523,568	14,719,876
Total liabilities	18,392,874	18,441,977	5,033,569	6,097,558	23,283,718	24,425,633
Equity:
Stockholders’ equity of Financial Services	2,577,705	1,607,126	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	5,156,059	5,871,507	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	7,144,471	6,890,002
Noncontrolling interests	3,448	3,669	49,330	56,698	52,778	60,367
Total equity	2,581,153	1,610,795	5,205,389	5,928,205	7,197,249	6,950,369
Total liabilities and equity	¥20,974,027	¥20,052,772	¥10,238,958	¥12,025,763	¥30,480,967	¥31,376,002

Condensed Statements of Income

	Yen in millions
	Three months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥2,004,651	¥2,452,607	¥2,003,203	¥2,451,043
Financial services revenue	368,415	304,478	–	–	366,162	300,836
Total sales and financial services revenue	368,415	304,478	2,004,651	2,452,607	2,369,365	2,751,879

Cost of sales	–	–	1,367,802	1,691,296	1,365,095	1,688,286
Selling, general and administrative	–	–	368,649	479,669	369,908	482,457
Financial services expenses	325,263	254,735	–	–	323,010	251,093
Other operating (income) expense, net	99	(4,885)	1,115	(878)	1,214	(8,069)
Total costs and expenses	325,362	249,850	1,737,566	2,170,087	2,059,227	2,413,767

Share of profit (loss) of investments accounted for using the equity method	–	–	8,321	5,930	8,321	5,930

Operating income	43,053	54,628	275,406	288,450	318,459	344,042

Financial income (expenses), net	–	–	(35,360)	1,713	(35,360)	1,714

Income before income taxes	43,053	54,628	240,046	290,163	283,099	345,756

Income taxes	12,167	14,069	56,536	63,745	68,703	78,085

Net income	30,886	40,559	183,510	226,418	214,396	267,671

Net income of Financial Services	¥30,749	¥40,445	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥182,357	¥222,824	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥213,106	¥263,963

Net income attributable to noncontrolling interests	¥137	¥114	¥1,153	¥3,594	¥1,290	¥3,708

Condensed Statements of Income

	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥3,850,436	¥4,470,190	¥3,847,916	¥4,467,080
Financial services revenue	782,800	602,234	–	–	778,292	596,293
Total sales and financial services revenue	782,800	602,234	3,850,436	4,470,190	4,626,208	5,063,373

Cost of sales	–	–	2,619,001	3,085,861	2,613,868	3,079,953
Selling, general and administrative	–	–	712,597	885,079	715,210	889,223
Financial services expenses	715,587	471,134	–	–	711,079	465,193
Other operating (income) expense, net	147	(4,834)	(34)	(3,654)	113	(10,794)
Total costs and expenses	715,734	466,300	3,331,564	3,967,286	4,040,270	4,423,575

Share of profit (loss) of investments accounted for using the equity method	–	–	12,589	11,207	12,589	11,207

Operating income	67,066	135,934	531,461	514,111	598,527	651,005

Financial income (expenses), net	–	–	6,940	27,460	(32,218)	(13,873)

Income before income taxes	67,066	135,934	538,401	541,571	566,309	637,132

Income taxes	15,907	37,054	122,890	113,802	138,798	151,155

Net income	51,159	98,880	415,511	427,769	427,511	485,977

Net income of Financial Services	¥50,901	¥98,659	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥413,193	¥424,172	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥424,935	¥482,159

Net income attributable to noncontrolling interests	¥258	¥221	¥2,318	¥3,597	¥2,576	¥3,818

Condensed Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022
Cash flows from operating activities:
Income (loss) before income taxes	¥67,066	¥135,934	¥538,401	¥541,571	¥566,309	¥637,132
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	12,546	12,918	371,368	474,695	383,914	487,613
Amortization of deferred insurance acquisition costs	34,257	54,972	–	–	34,257	54,972
Other operating (income) expense, net	147	(4,834)	(34)	(3,654)	113	(10,794)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	23,555	27,994	23,555	27,994
Change in future insurance policy benefits and other	217,622	312,044	–	–	217,622	312,044
Change in policyholders’ account in the life insurance business, less cash impact	172,201	(129,948)	–	–	172,201	(129,948)
Net cash impact of policyholders’ account in the life insurance business	38,146	145,590	–	–	38,146	145,590
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	7,152	47,082	(140,049)	(190,051)	(130,057)	(142,011)
(Increase) decrease in inventories	–	–	(207,104)	(470,440)	(207,104)	(470,440)
(Increase) decrease in investments and advances in the Financial Services segment	(703,887)	(888,894)	–	–	(703,887)	(888,894)
(Increase) decrease in content assets	–	–	(252,055)	(314,856)	(252,055)	(314,856)
(Increase) decrease in deferred insurance acquisition costs	(54,222)	(70,096)	–	–	(54,222)	(70,096)
Increase (decrease) in trade payables	(20,356)	(52,966)	114,511	187,852	91,232	133,989
Increase (decrease) in deposits from customers in the banking business	118,707	141,028	–	–	118,707	141,028
Increase (decrease) in borrowings in the life insurance business and the banking business	257,118	32,962	–	–	257,118	32,962
Increase (decrease) in taxes payable other than income taxes, net	269	266	(31,304)	(69,077)	(31,035)	(68,811)
Other	7,135	(25,328)	(214,906)	(234,336)	(207,856)	(260,730)
Net cash provided by (used in) operating activities	153,901	(289,270)	202,383	(50,302)	316,958	(383,256)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(10,440)	(11,869)	(219,877)	(217,302)	(230,317)	(229,105)
Payments for investments and advances (other than Financial Services segment)	–	–	(37,385)	(169,582)	(37,385)	(169,582)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	20,348	8,301	20,348	8,301
Other	2,913	–	(203,111)	(251,569)	(200,198)	(249,286)
Net cash provided by (used in) investing activities	(7,527)	(11,869)	(440,025)	(630,152)	(447,552)	(639,672)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(5,503)	4,527	(118,838)	147,764	(124,341)	152,291
Dividends paid	(39,159)	(41,335)	(37,148)	(43,237)	(37,148)	(43,236)
Other	(4)	(1)	(25,799)	(52,696)	(25,636)	(52,698)
Net cash provided by (used in) financing activities	(44,666)	(36,809)	(181,785)	51,831	(187,125)	56,357

Effect of exchange rate changes on cash and cash equivalents	–	–	4,520	126,687	4,520	126,687

Net increase (decrease) in cash and cash equivalents	101,708	(337,948)	(414,907)	(501,936)	(313,199)	(839,884)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636
Cash and cash equivalents at end of the period	¥598,926	¥551,192	¥874,857	¥658,560	¥1,473,783	¥1,209,752

Going Concern Assumption
　　Not Applicable
Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended September 30
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	213,106	263,963
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	42	20
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	213,148	263,983

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,240,050	1,236,755
Effect of dilutive securities:
Stock acquisition rights	5,125	3,618
Zero coupon convertible bonds	6,752	3,132
Weighted-average shares for diluted EPS computation	1,251,927	1,243,505

	Yen in millions
	Six months ended September 30
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	424,935	482,159
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	93	51
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	425,028	482,210

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,239,606	1,236,622
Effect of dilutive securities:
Stock acquisition rights	5,092	3,847
Zero coupon convertible bonds	7,399	4,059
Weighted-average shares for diluted EPS computation	1,252,097	1,244,528

(Segmentation)
　　The former EP&S segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Acquisition of Bungie, Inc.)
　　On July 15, 2022, Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony. This acquisition gives SIE access to Bungie’s approach to live game services and technology expertise.
　　The total consideration of this acquisition, which was determined after customary working capital and other adjustments, was 510,860 million yen (3,704 million U.S. dollars), inclusive of the purchase price and committed employee incentives. Of the total consideration, 348,169 million yen (2,525 million U.S. dollars) was allocated to the purchase consideration of this acquisition, and the remaining 162,691 million yen (1,179 million U.S. dollars) was mainly allocated to deferred payments to employee shareholders that are conditional upon their continuous employment, and other retention incentives. The deferred payments and other retention incentives will be expensed over the required post-acquisition service periods.
　　The fair value of the purchase consideration of this acquisition as of the acquisition date was 334,261 million yen (2,424 million U.S. dollars) which consisted of upfront cash consideration of 207,912 million yen (1,508 million U.S. dollars), deferred consideration of 84,410 million yen (612 million U.S. dollars), and contingent consideration of 41,938 million yen (304 million U.S. dollars) that is subject to employee shareholders’ continuous employment and represents the vested portion of the total vesting term of replacement awards that existed as of the acquisition date. Deferred consideration and contingent consideration are included in other financial liabilities (current and non-current) in the condensed consolidated statements of financial position.
　　Sony’s condensed consolidated statements of income for the three and six months ended September 30, 2022 include net loss after income taxes of 13,868 million yen (97 million U.S. dollars) attributable to Bungie since the acquisition date, including the deferred payments and other retention incentives arising out of this acquisition and amortization of intangible assets recognized as of the acquisition date. Revenue after elimination of intercompany transactions attributable to Bungie since the acquisition date for the three and six months ended September 30, 2022 has not been presented because the revenue was not material.
　　Sony consolidated Bungie by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Bungie. The following table summarizes the fair values assigned to the assets and liabilities of Bungie that were recorded in the G&NS segment. The purchase price allocation as of the acquisition date is preliminary as of September 30, 2022 and is subject to change. The primary areas of the purchase price allocation that are not yet finalized are related to goodwill, content assets, other intangible assets and deferred tax assets.

Yen in millions
Cash and cash equivalents	37,800
Trade and other receivables, and contract assets	5,093
Other current assets	3,412
Property, plant and equipment	7,481
Right-of-use assets	15,540
Goodwill	196,473
Content assets	45,512
Other intangible assets	66,257
Deferred tax assets	4,788
Other	3,564
Total assets	385,920
Trade and other payables	3,060
Other current liabilities	12,195
Long-term debt	30,944
Other	5,460
Total liabilities	51,659

　　Content assets and other intangible assets mainly consist of license agreements and software. Goodwill mainly represents future growth from new revenue streams and synergies with existing Sony businesses and is not deductible for tax purposes. Goodwill recorded in connection with the acquisition is included in the G&NS segment.
　　Pro forma results of operations have not been presented because the effect of the acquisition is not material.

(Change in presentation)
Condensed Consolidated Statements of Cash Flows
　　Certain reclassifications of the condensed consolidated statements of cash flows for the six months ended September 30, 2021 have been made to conform to the presentation for the six months ended September 30, 2022.

Outlook for the Fiscal Year Ending March 31, 2023

The forecast for consolidated results for the fiscal year ending March 31, 2023, as announced on July 29, 2022, has been revised as follows:

	(Billions of yen)
	March 31, 2022 Results	July Forecast	November Forecast	Change from July Forecast
Sales *[1]	¥9,921.5	¥11,500	¥11,600	+ ¥100 bil	+0.9%
Operating income	1,202.3	1,110	1,160	+50 bil	+4.5%
Income before income taxes	1,117.5	1,070	1,120	+50 bil	+4.7%
Net income attributable to Sony Group Corporation’s stockholders	882.2	800	840	+40 bil	+5.0%

For all segments excluding the Financial Services segment *[2]	March 31, 2022 Results	July Forecast	November Forecast	Change from July Forecast
Net cash provided by operating activities	¥813.3	¥820	¥820	-	-

*1 “Sales and financial services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:

	Assumed foreign currency exchange rates for the second half of the fiscal year ending March 31, 2023	(For your reference) Assumed foreign currency exchange rates for the fiscal year ending March 31, 2023 at the time of the July forecast
1 U.S. dollar	approximately 140 yen	approximately 130 yen
1 Euro	approximately 138 yen	approximately 138 yen

Sales are expected to be higher than the July forecast due to higher-than-expected sales in the Music, Pictures, Entertainment, Technology & Services* and Game & Network Services (“G&NS”) segments, partially offset by lower-than-expected sales in the Financial Services segment.

Operating income is expected to be higher than the July forecast due to expected increases in operating income in the Music, Imaging & Sensing Solutions and Pictures segments, as well as an expected decrease in operating loss in All Other, Corporate and elimination, partially offset by an expected decrease in operating income in the G&NS segment.

Both income before income taxes and net income attributable to Sony Group Corporation’s stockholders are expected to be higher than the July forecast mainly due to the above-mentioned expected increase in operating income.

* The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

The forecast for each business segment for the fiscal year ending March 31, 2023 has been revised as follows:

	(Billions of yen)
	March 31, 2022 Results	July Forecast	November Forecast
Game & Network Services (G&NS)
Sales	¥2,739.8	¥3,620	¥3,630
Operating income	346.1	255	225
Music
Sales	1,116.9	1,280	1,370
Operating income	210.9	230	265
Pictures
Sales	1,238.9	1,380	1,450
Operating income	217.4	100	115
Entertainment, Technology & Services (ET&S)
Sales	2,339.2	2,450	2,510
Operating income	212.9	180	180
Imaging & Sensing Solutions (I&SS)
Sales	1,076.4	1,440	1,440
Operating income	155.6	200	220
Financial Services
Financial services revenue	1,533.8	1,440	1,310
Operating income	150.1	220	220
All Other, Corporate and elimination
Operating loss	(90.7)	(75)	(65)
Consolidated
Sales	9,921.5	11,500	11,600
Operating income	1,202.3	1,110	1,160

Game & Network Services (G&NS)
Sales are expected to be higher than the July forecast due to the impact of foreign exchange rates as well as an expected increase in hardware sales due to price revisions for PlayStation®5 hardware, partially offset by an expected decrease in sales of non-first-party titles including add-on content. Operating income is expected to be lower than the July forecast due to the impact of the above-mentioned expected decrease in sales of non-first-party titles and the negative impact of foreign exchange rates reflecting the high ratio of U.S. dollar-denominated costs, partially offset by an expected decrease in losses from hardware.

In the November forecast, Sony has incorporated approximately 61 billion yen in expenses associated with acquisitions completed within the current fiscal year, including Bungie, Inc. The actual amount of expenses is subject to change depending on factors such as completion timing and the accounting treatment to be finalized after the closing dates.

Music
Sales are expected to be higher than the July forecast due to the impact of foreign exchange rates and the stronger-than-expected sales from streaming services in Recorded Music and game applications in Visual and Media Platform as well as litigation settlements received in relation to lawsuits recorded during the three months ended September 30, 2022. Operating income is expected to be higher than the July forecast due to the positive impact of foreign exchange rates and the impact of the above-mentioned expected increase in sales.

Pictures
Sales are expected to be higher than the July forecast primarily due to the impact of foreign exchange rates. Operating income is expected to be higher than the July forecast primarily due to the impact of a higher contribution from catalog product in Television Productions and Motion Pictures, as well as the positive impact of foreign exchange rates.

Entertainment, Technology & Services (ET&S)
Sales are expected to be higher than the July forecast due to the impact of foreign exchange rates as well as an expected increase in sales of digital cameras resulting from an increase in unit sales, partially offset by an expected decrease in sales of televisions and smartphones resulting from a decrease in unit sales. The forecast for operating income remains unchanged from the July forecast due to a decrease in operating expenses as well as the impact of higher unit sales of digital cameras, substantially offset by the impact of lower unit sales of televisions and smartphones.

Imaging & Sensing Solutions (I&SS)
Sales are expected to remain unchanged from the July forecast due to the impact of foreign exchange rates, substantially offset by an expected decrease in unit sales of image sensors for mobile products as well as image sensors for industrial equipment and security cameras. Operating income is expected to be higher than the July forecast due to the positive impact of foreign exchange rates, partially offset by the impact of the above-mentioned expected decrease in sales of image sensors.

Financial Services
Financial services revenue is expected to be lower than the July forecast primarily due to a deterioration in net gains and losses on investments in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”). Operating income is expected to remain unchanged from the July forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors. See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments
The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.